QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For Press Release issued January 27, 2003

AIR CANADA

7373 Côte Vertu West, P.O. Box 14000, Saint-Laurent, Quebec, Canada H4Y 1H4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐        Form 40-F  ☒

Commission File Number: 0-27096

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27096.

CONTENTS

        1. Press Release issued on January 27, 2003.

News Release

AIR CANADA AGREES TO SELL 35 PERCENT OF AEROPLANTM TO ONEX CORPORATION

MONTRÉAL — January 27, 2003 — Air Canada and Onex Corporation announced today that they have entered into an agreement under which Onex will pay Air Canada approximately $245 million for an investment in Aeroplan, a wholly owned subsidiary of Air Canada. Onex will acquire a 35% equity interest in Aeroplan and Air Canada will hold 65%. As part of the transaction, Air Canada will hold a $200 million note payable by Aeroplan and Onex will hold a $52.5 million note from Aeroplan. For Air Canada, the transaction values Aeroplan and its related commercial agreements at $900 million. This value could increase to $1.2 billion based on certain performance and other earn-outs. The transaction, involving a private equity investor in a frequent flyer program, represents a first in the airline industry. Air Canada will record a significant accounting gain on its completion.

"We are very excited at the prospect of working in partnership with Onex on Aeroplan, particularly in view of their proven track record of working with large corporations to transform internal divisions into independent global business leaders to increase profitability and build shareholder value," said Robert Milton, President and CEO of Air Canada. "Air Canada's distinct ability among worldwide carriers to sell an equity interest in one of its subsidiaries during this difficult period for the airline industry confirms the value of the Air Canada franchise," he added.

"We view Aeroplan as a gem within Air Canada," commented Gerald W. Schwartz, Onex CEO. "We are pleased to have the opportunity to work with the airline to build Aeroplan into a global leader in the growing loyalty industry," he added, "and to achieve the kind of success, for all stakeholders, that we have experienced with Sky Chefs and Celestica."

"The sale of an interest in Aeroplan is a milestone in Air Canada's strategy of illuminating the value of its core assets through spin-offs and positions us favourably as we continue to seek other liquidity enhancing opportunities," said Calin Rovinescu, Executive Vice President, Corporate Development and Strategy of Air Canada and Chairman of Aeroplan.

        .../2

Under the terms of the agreement, proceeds to Air Canada could increase from $245 million to $350 million if the full earn-out amounts are achieved. Such value increase would be payable in cash or achieved through a dilution of Onex' interest, after approximately two years. Onex will have representation on Aeroplan's Board and approval rights over fundamental Aeroplan decisions. The transaction is subject to due diligence, completion of final documentation and certain other closing conditions, including the creation of security and assurances regarding certain Aeroplan cash flows and the absence of any material adverse change. It is expected to close at the end of the first quarter.

"Today's announcement is great news for our more than six million Aeroplan members, our employees and our partners. Together with Onex, we intend to enhance the value of Aeroplan to its members. We are presently working on opportunities for members to earn Aeroplan Miles across new categories of their everyday spending and use their miles for great new products such as Air Canada Vacations packages, Avis car rentals, Delta Hotel stays and golf, skiing and entertainment packages." said Rupert Duchesne, Aeroplan President and CEO.

Since its inception in 1984, Aeroplan has become Canada's premier loyalty program with over six million members and a significant income generator for Air Canada. In January 2002, Aeroplan became a wholly-owned subsidiary of Air Canada. In 2002, Aeroplan generated cash revenue in excess of $600 million, of which less than forty percent represented billings to Air Canada. Approximately 1.4 million round-trips were redeemed for travel on Air Canada and its worldwide Star Alliance partner airlines in the past year.

Aeroplan has more than 90 partnerships with airline, hotel, car rental, financial, telecommunication, retail, services and entertainment partners. It has a long-standing business relationship with CIBC, Canada's leading credit card issuer and owner of Canada's premier gold credit card, the CIBC Aerogold VISA card, which allows cardholders to earn one Aeroplan Mile for every one dollar spent. Aeroplan also has a long-term partnership with Diners Club Canada, the only travel and entertainment card to offer Aeroplan Miles.

In May 2002, Aeroplan won the distinction of being the world's Best Frequent Flyer Program at the prestigious OAG (Official Airline Guide) Airline of the Year Awards.

Onex Corporation is one of Canada's largest companies with global operations in service, manufacturing and technology industries.

        .../3

Webcast:

A conference call for analysts and media has been scheduled for 1:00 p.m. EST today. It will be broadcast live over each of the Air Canada and Onex websites as well as on www.newswire.ca

–  30  –

AIR CANADA contacts

Isabelle Arthur (Montréal)	(514) 422-5788
Laura Cooke (Toronto)	(416) 263-5576
Angela Mah (Vancouver)	(604) 654-7022

Air Canada website www.aircanada.ca

ONEX CORPORATION contacts

Andrew J. Sheiner or Nigel S. Wright	(416) 362-7711

Onex website www.onex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIR CANADA Registrant:
By:	/s/ JOHANNE DRAPEAU Johanne Drapeau Deputy Secretary
	Dated:	January 28, 2003

QuickLinks

CONTENTS
SIGNATURES